WINTHROP REALTY TRUST
                           7 Bulfinch Place, Suite 500
                           Boston, Massachusetts 02114

Dear Shareholder:

      We are pleased to offer you the opportunity to participate in a rights offering that we are making to all of our common and preferred shareholders. The rights offering is being made under the enclosed Prospectus which you should carefully review before making any investment decision. Also enclosed is a non-transferable rights certificate that provides you with one subscription right for every twelve common shares that you owned as of the close of business on March 22, 2006, the record date for the rights offering. Preferred shareholders are receiving one subscription right for every twelve common shares issuable upon conversion of their preferred shares. Each right entitles you to subscribe for one common share at a price of $5.25 per share. A total of 5,220,038 rights are being distributed to our shareholders.

      The rights may be exercised by completing and executing the rights certificate and returning it, together with the full subscription price, so that it is received by our subscription agent, National City Bank, prior to the expiration time which is 5:00 p.m., New York City Time, on April 27, 2006, unless extended. Alternatively, you may complete the enclosed notice of guaranteed delivery and return it prior to the expiration time. Please read and follow the instructions contained in the Prospectus and the enclosed instructions as to the use of rights certificates carefully because a properly completed and duly executed rights certificate is necessary to exercise the rights.

      The rights certificate also gives you the opportunity to purchase unsubscribed common shares at the $5.25 per share price. If you want to purchase additional common shares, please follow the enclosed instructions. If you elect to oversubscribe, you do not need to send in payment for oversubscription shares until we inform you how many shares have been allocated to you.

YOU ARE URGED TO GIVE YOUR IMMEDIATE ATTENTION TO THE ENCLOSED MATERIALS. IF YOU
   DO NOT EXERCISE YOUR RIGHTS PRIOR TO THE EXPIRATION TIME, YOUR RIGHTS WILL
                            EXPIRE AND HAVE NO VALUE.

            For further information concerning the exercise of your rights, please call our information agent, Mackenzie Partners, at 800-622-2885.

                                            Sincerely,


                                            Michael L. Ashner
                                            Chief Executive Officer